August 23, 2017

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: John Reynolds, Assistant Director

Re:	Celcuity LLC Initial Public Filing of Registration Statement on Form S-1 CIK No. 0001603454

Dear Mr. Reynolds:

On behalf of our client, Celcuity LLC (the “Company”), we are submitting via EDGAR the initial public filing of the Company’s Registration Statement on Form S-1 (the “Registration Statement”).

For background, on August 14, 2017, the Company submitted Amendment No. 2 to its draft registration statement for review on a confidential basis pursuant to the Jumpstart Our Business Startups Act (the “Amended DRS”). The Amended DRS reflected the Company’s response to comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in your letter dated July 26, 2017. The Staff subsequently provided comments to the Amended DRS in your letter dated today, August 23, 2017 (the “August 23 Comments”).

The Company is filing this Registration Statement on a public basis prior to addressing the August 23 Comments to satisfy the 15 day requirement of Section 6(e) of the Securities Act of 1933, as amended. The Company intends to address the August 23 Comments in a subsequent amendment to the Registration Statement. The Registration Statement filed herewith is substantially the same as the Amended DRS, updated only to reflect the public nature of the filing and to include minor changes. As such, the Staff may want to defer further review of the Registration Statement until the Company has addressed the August 23 Comments in a subsequent amendment.

Should you have any questions or comments, please contact me at (612) 492-7252.

Division of Corporation Finance

U.S. Securities and Exchange Commission

August 23, 2017

Very truly yours,

/s/ Ryan C. Brauer

Ryan C. Brauer

Direct Dial: 612.492.7252

Email: rbrauer@fredlaw.com

cc:

Brian F. Sullivan, Chief Executive Officer, Celcuity LLC

Jonathan R. Zimmerman, Partner, Faegre Baker Daniels LLP

Blaise Rhodes, Securities and Exchange Commission

Rufus Decker, Securities and Exchange Commission

Michael Killoy, Securities and Exchange Commission

Brigitte Lippmann, Securities and Exchange Commission